Mail Stop 3561

December 29, 2009

Richard Jagodnik
President
Diagnostic Imaging International Corp.
848 N. Rainbow Blvd. #2494
Las Vegas, NV 89107

> **Re: Diagnostic Imaging International Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 20, 2009**
> **File No. 333-136436**

Dear Mr. Jagodnik:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief